Filed Pursuant to Rule 433
  Registration No. 333-133007
  February 17, 2009

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)

Structured Investments
HSBC USA Inc.
$ [●]
Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the Tokyo Stock Price Index due March 10, 2010

General

•
Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 100.00% of your initial investment.

•	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
•	All references to “Enhanced Market Participation Notes” in the product supplement shall refer to these Return Enhanced Notes.
•	This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the reference asset described below.
•
Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset, any basket component or any component security included in any basket component or as to the suitability of an investment in the related notes.

•	Senior unsecured obligations of HSBC USA Inc. maturing March 10, 2010.
•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
•
If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede. See “Supplemental Information Relating to the Terms of the Notes” in this free writing prospectus.

Key Terms

Reference Asset:	The notes are linked to a weighted basket consisting of three buffered return enhanced components (each a “basket component,” and together, the “basket components”) as set forth below:

Basket Component	Component Weighting*	Buffer Amount	Upside Participation Rate	Maximum Return	Downside Leverage Factor
Dow Jones EURO STOXX 50® Index (ticker: SX5E) (“SX5E”)	55.00%	10.00%	200%	23.50%	1.1111
FTSE™ 100 Index (ticker: UKX) (“UKX”)	25.00%	10.00%	200%	21.50%	1.1111
Tokyo Stock Price Index (ticker: TPX) (“TPX”)	20.00%	10.00%	200%	18.00%	1.1111
*
The weighting of each component within the basket is fixed as set forth in the table above and will not change during the term of the notes unless one or more components is modified during the term of the notes as further described under “Discontinuance or Modification of a Reference Asset that is an Index” in the accompanying product supplement.

Principal Amount:	$1,000 per note.
Trade Date:	February 20, 2009
Pricing Date:	February 20, 2009
Original Issue Date:	February 25, 2009
Ending Averaging Dates:	March 1, 2010, March 2, 2010, March 3, 2010, March 4, 2010, and March 5, 2010 (the final valuation date).
Final Valuation Date:	March 5, 2010, subject to adjustment as described herein.
Maturity Date:
3 business days after the final valuation date and is expected to be March 10, 2010.  The maturity date is subject to further adjustment as described under “Specific Terms of the Notes — Market Disruption Events” in the accompanying product supplement.

Payment at Maturity:	For each note, the cash settlement value.
Cash Settlement Value:	For each note, you will receive a cash payment on the maturity date that is based on the basket return, calculated as follows:
$1,000 + ($1,000 x Basket Return)
Basket Return:	The sum of the products of (a) the component return of each basket component multiplied by (b) the component weighting of such basket component.
Component Return:	With respect to each basket component, the component return will be calculated as follows:
If the final value of the basket component is greater than its initial value, the component return will be an amount equal to the lesser of:
(i) the product of (a) the underlying return multiplied by (b) the applicable upside participation rate; and
If the final value of the basket component is equal to or less than its initial value, but not by more than the applicable buffer amount, the component return will be:
zero
If the final value of the basket component is less than its initial value by more than the applicable buffer amount, the component return will be:
The product, expressed as a percentage, of (a) the underlying return plus the applicable buffer amount, multiplied by (b) the applicable downside leverage factor.
Underlying Return:
With respect to each basket component, the quotient, expressed as a percentage, of (i) the final value of the basket component minus its initial value, divided by (ii) its initial value, expressed as a formula:

Final Value – Initial Value
Initial Value
Initial Value:	With respect to each index, the official closing level (as defined below) as determined by the calculation agent on the pricing date.
Final Value:	With respect to each index, the official closing level as determined by the calculation agent on the final valuation date.
Official Closing Level:
With respect to each index, the official closing level on any scheduled trading day as determined by the calculation agent and displayed on Bloomberg Professional® service page “SX5E <INDEX>” with respect to SX5E, page “UKX <INDEX>” with respect to UKX, and page “TPX  <INDEX>” with respect to TPX.

CUSIP/ISIN:	4042K0VL6/[●]
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 5 of this document, and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.  We may use this free writing prospectus in the initial sale of notes.  In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes.  J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.
	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	1.00%	99.00%
Total	●	●	●

(1) Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
P lacement Agent
February 17, 2009

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset.  We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a reference asset comprised of the basket components identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset, the basket components, any securities comprising any basket component or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007 and the product supplement dated November 6, 2008.  You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 5 of this free writing prospectus, and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to “Enhanced Market Participation Notes” in the product supplement shall refer to these Return Enhanced Notes.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.  As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc. (rated Aa3 by Moody’s Investors Services Limited and AA- by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.).*

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, a prospectus addendum and a product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes.  You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any material changes to the terms of the notes, we will notify you.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the notes or the reference asset, nor is it a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.  The notes themselves have not been independently rated.  Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the official closing level of the reference asset, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

What Is the Underlying Return for Each Basket Component and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Basket Component?

The following table illustrates the hypothetical underlying return for each basket component and the corresponding component return for each basket component. The hypothetical underlying returns and component returns set forth below assume initial values of 2,200, 4,100 and 800 for the SX5E, UKX, and TPX, respectively, and reflect maximum returns of 23.50%, 21.50% and 18.00% for the basket components linked to the SX5E, UKX, and TPX, respectively.  The hypothetical underlying returns and component returns set forth below are for illustrative purposes only and may not be the actual underlying returns and component returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

SX5E			UKX			TPX
Final Value	Underlying Return	Component Return	Final Value	Underlying Return	Component Return	Final Value	Underlying Return	Component Return
3,960.00	80.00%	23.50%	7,380.00	80.00%	21.50%	1,440.00	80.00%	18.00%
3,630.00	65.00%	23.50%	6,765.00	65.00%	21.50%	1,320.00	65.00%	18.00%
3,300.00	50.00%	23.50%	6,150.00	50.00%	21.50%	1,200.00	50.00%	18.00%
3,080.00	40.00%	23.50%	5,740.00	40.00%	21.50%	1,120.00	40.00%	18.00%
2,860.00	30.00%	23.50%	5,330.00	30.00%	21.50%	1,040.00	30.00%	18.00%
2,640.00	20.00%	23.50%	4,920.00	20.00%	21.50%	960.00	20.00%	18.00%
2,420.00	10.00%	20.00%	4,510.00	10.00%	20.00%	880.00	10.00%	18.00%
2,387.00	8.50%	17.00%	4,448.50	8.50%	17.00%	868.00	8.50%	17.00%
2,310.00	5.00%	10.00%	4,305.00	5.00%	10.00%	840.00	5.00%	10.00%
2,255.00	2.50%	5.00%	4,202.50	2.50%	5.00%	820.00	2.50%	5.00%
2,222.00	1.00%	2.00%	4,141.00	1.00%	2.00%	808.00	1.00%	2.00%
2,200.00	0.00%	0.00%	4,100.00	0.00%	0.00%	800.00	0.00%	0.00%
2,178.00	-1.00%	0.00%	4,059.00	-1.00%	0.00%	792.00	-1.00%	0.00%
2,090.00	-5.00%	0.00%	3,895.00	-5.00%	0.00%	760.00	-5.00%	0.00%
1,980.00	-10.00%	0.00%	3,690.00	-10.00%	0.00%	720.00	-10.00%	0.00%
1,760.00	-20.00%	-22.22	3,280.00	-20.00%	-22.22	640.00	-20.00%	-22.22
1,540.00	-30.00%	-33.33	2,870.00	-30.00%	-33.33	560.00	-30.00%	-33.33
1,320.00	-40.00%	-44.44	2,460.00	-40.00%	-44.44	480.00	-40.00%	-44.44
1,100.00	-50.00%	-55.55	2,050.00	-50.00%	-55.55	400.00	-50.00%	-55.55
880.00	-60.00%	-66.66	1,640.00	-60.00%	-66.66	320.00	-60.00%	-66.66
660.00	-70.00%	-77.77	1,230.00	-70.00%	-77.77	240.00	-70.00%	-77.77
440.00	-80.00%	-88.88	820.00	-80.00%	-88.88	160.00	-80.00%	-88.88
220.00	-90.00%	-99.99	410.00	-90.00%	-99.99	80.00	-90.00%	-99.99
0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated under various hypothetical circumstances, using the underlying assumptions described on the previous page.  You should review the following examples in conjunction with the hypothetical table set forth above.

Example 1: The value of SX5E increases from the initial value of 2,200.00 to a final value of 2,310.00, the value of UKX increases from the initial value of 4,100.00 to a final value of 4,305.00, and the value of TPX increases from the initial value of 800.00 to a final value of 856.000. Because the final value of each basket component is greater than its initial value, and each of the underlying returns of 5.00% for the SX5E, 5.00% for the UKX, and 7.00% for the TPX, each multiplied by 200% does not exceed the applicable maximum returns of 23.50%, 21.50% and 18.00%, respectively, the basket return is calculated as follows:

 [(5.00% x 200%) x 55.00%] + [(5.00% x 200%) x 25.00%] +  [(7.00% x 200%) x 20.00%] = 10.80%

Accordingly, the investor receives a payment at maturity of $1,108 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10.80) = $1,108

Example 2: The value of SX5E increases from the initial value of 2,200.00 to a final value of 2,640.00, the value of UKX increases from the initial value of 4,100.00 to a final value of 4,715.00, and the value of TPX increases from the initial value of 800.00 to a final value of 960.00. Because the final value of each basket component is greater than its initial value, and each of the underlying returns of 20.00% for the SX5E, 15.00% for the UKX, and 20.00% for the TPX, each multiplied by 200.00% exceeds the maximum return of 23.50%, 21.50% and 18.00%, respectively, the basket return is calculated as follows:

(23.50% x 55.00%) + (21.50% x 25.00%) + (18.00% x 20.00%) = 21.90%

Accordingly, the investor receives a payment at maturity of $1,219 per $1,000 principal amount note, which reflects the maximum payment at maturity, calculated as follows:

$1,000 + [$1,000 x 22.30%] = $1,219.00

Example 3: The value of SX5E increases from the initial value of 2,200.00 to a final value of 2,640.00, the value of UKX increases from the initial value of 4,100.00 to a final value of 4,305.00, and the value of TPX increases from the initial value of 800.00 to a final value of 840.00.  Because the final value of each basket component is greater than its initial value, and the underlying returns of 20.00% for the SX5E multiplied by 200.00% exceeds the applicable maximum return of 23.50%, while each of the underlying return of 5.00% for UKX, and 5.00% for the TPX, each multiplied by 200.00%, does not exceed the applicable maximum return of 21.50% and 18.00%, respectively, the basket return is calculated as follows:

(23.50% x 55.00%) + [(5.00% x 200.00%) x 25.00%] + [(5.00% x 200.00%) x 20.00%] = 17.43%

Accordingly, the investor receives a payment at maturity of $1,174.30 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 17.43%) = $1,174.30

Example 4: The value of SX5E decreases from the initial value of 2,200.00 to a final value of 2,090.00, the value of UKX decreases from the initial value of 4,100.00  to a final value of 4,059.00, and the value of TPX decreases from the initial value of 800.00 to a final value of 760.00. Because the final value of each basket component is less than its initial value by not more than 10.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 5: The value of SX5E decreases from the initial value 2,200.00 a final value of 1,760.00, the value of UKX decreases from the initial value of 4,100.00 to a final value of 2,870.00, and the value of TPX decreases from the initial value of 800.00 to a final value of 560.00. Because the final value of each basket component is less than its initial value by more than 10.00%, the basket return is calculated as follows:

{[(-20.00% + 10.00%) x 1.1111] x 55.00%} + {[(-30.00% + 10.00%) x 1.1111%] x 25.00%} + {[(-30.00% + 10.00%) x 1.1111] x 20.00%} = -16.11%

Accordingly, the investor receives a payment at maturity of $838.90 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -16.11%) = $838.90

Example 6: The value of SX5E decreases from the initial value of 2,200.00 to a final value of 1,760.00, the value of UKX decreases from the initial value of 4,100.00 to a final value of 3,895.00, and the value of TPX decreases from the initial value of 800.00 to a final value of 640.00. Because the final value of the UKX is less than its initial value by not more than 10.00% and the final value of each of the other basket components is less than its initial level by more than 10.00%, the basket return is calculated as follows:

{[(-20.00% + 10.00%) x 1.1111%] x 55.00%} + 0% + {[(-20.00 + 10.00%) x 1.1111] x 20.00%} = -8.33%

Accordingly, the investor receives a payment at maturity of $916.67 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -8.33%) = $916.67

Example 7: The value of SX5E increases from the initial value of 2,200.00 to a final value of 2,310.00, the value of UKX decreases from the initial value of 4,100.00 to a final value of 3,280.00 and the value of TPX decreases from the initial value of 800.00 to a final value of 640.00.  Because the final value of the SX5E is greater than its initial value, and the underlying return of 5.00% multiplied by 200.00% does not exceed the applicable maximum return of 23.50%, and the final value of each of the other basket components is less than its initial value by more than 10.00%, the basket return is calculated as follows:

[(5.00% x 200.00%) x 55.00%] + {[(-20.00% + 10.00%) x 1.1111] x 25.00%} + {[(-20.00% + 10.00%) x 1.1111] x 20.00%} = 0.50%

Accordingly, the investor receives a payment at maturity of $1,005.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 0.50%) = $1,005.00

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive underlying return for each basket component by its upside participation rate, subject to the maximum return of 23.50% for the SX5E, 21.50% for the UKX and 18.00% for the TPX. Accordingly, the maximum payment at maturity is $1,219.00 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the final value of each basket component, as compared to the applicable initial value, of up to the applicable buffer amount.  If the final level of a basket component declines by more than the applicable buffer amount, the component return for such basket component will be reduced by the full depreciation in the basket component below the buffer amount multiplied by the downside leverage factor.  Accordingly, you may lose up to 100.00% of your investment in the notes.

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DIVERSIFICATION AMONG THE BASKET COMPONENTS — Because the basket component linked to the SX5E makes up 55.00% of the basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the SX5E.  The return on the notes is linked to a weighted basket consisting of three buffered return enhanced components, each linked to the SX5E, UKX and TPX, respectively. For additional information about each basket component see the information set forth under “Description of the Reference Asset” herein.

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TAX TREATMENT —There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes.  Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset.  We intend to treat the notes consistent with this approach.  Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft, our special counsel, it is reasonable to treat the notes in accordance with this approach.  Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that the U.S. holder has held the note for more than one year at such time for U.S. federal income tax purposes.  For a further discussion of U.S. federal income tax consequences related to the notes, see the section “Certain U.S. Federal Income Tax Considerations” in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset, the basket components or any of the component securities of the basket components. These risks are explained in more detail in the “Risk Factors” section on page PS-4 of the accompanying product supplement.

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SUITABILITY OF NOTES FOR INVESTMENT — A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this free writing prospectus.  Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of the notes if the basket return is negative.  The return on the notes at maturity is linked to the performance of the basket components and will depend on whether, and the extent to which, the underlying return with respect to the basket components is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the final value for any basket component beyond the buffer amount as compared to the initial value.  YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT.

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YOUR MAXIMUM GAIN ON THE NOTES MAY BE LIMITED BY THE APPLICABLE MAXIMUM RETURN FOR EACH BASKET COMPONENT— If the final value of a basket component is greater than its initial value, the component return for such basket component will not exceed the maximum return of 23.50%, 21.50% and 18.00% for the SX5E, UKX and TPX, respectively, regardless of the appreciation in the basket components, which may be greater than their respective maximum return and could be significant.  ACCORDINGLY, YOUR PAYMENT AT MATURITY WILL NOT EXCEED $1,219.00 FOR EACH $1,000 PRINCIPAL AMOUNT NOTE.

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CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Price movements in the basket components may not correlate with each other. At a time when the value of one or more of the basket component increases, the value of the other basket components may not increase as much or may even decline. Therefore, in calculating the basket return, increases in the value of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the level of the other basket components. For example, assuming the maximum return for each basket component is equal to the applicable percentage set forth on the front cover of this free writing prospectus, the negative component return resulting from a 30% decline in the final value of the SX5E, as compared to its initial value, would more than offset the positive component returns resulting from any and all appreciation in both of the UKX and the TPX, which appreciation may be significant.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities comprising any of the basket components would have.

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NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the reference asset, any basket component or any securities comprising any basket component is based, although any currency fluctuations could affect the performance of the basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the UKX. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the UKX and the notes.

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THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

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RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS — Because stocks or companies included in the basket components are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks.  For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets.  Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets.  Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets.  Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries.  These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies.  Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the basket components on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities underlying the basket components;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and volatility of the exchange rate between the U.S. dollar and relevant currencies; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any reference asset, any basket component or any of the securities comprising any basket component.  All disclosures contained in this free writing prospectus regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset or any constituent included in any reference asset contained in this free writing prospectus.  You should make your own investigation into each reference asset.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-37 in the accompanying prospectus supplement.

The Dow Jones EURO STOXX 50® Index (“SX5E”)

We have derived all information regarding the SX5E, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Deutsche Börse AG, Dow Jones & Company and SWX Group(“STOXX Limited”). STOXX Limited are under no obligation to continue to publish, and may discontinue or suspend the publication of the SX5E at any time. We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

STOXX Limited publishes the SX5E

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group.  Publication of the SX5E began on February 28, 1998, based on an initial SX5E value of 1,000 at December 31, 1991.  The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol “SX5E” and on the STOXX Limited website: http://www.stoxx.com.  Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSM Index, which includes stocks selected from the Eurozone.  The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August.  The component stocks are announced the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXXSM Index.

SX5E Calculation

The SX5E is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the SX5E value can be expressed as follows:

Each component’s weight is capped at 10% of the SX5E’s total free-float market capitalization.  Weights are reviewed quarterly.  Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization.  The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index.  If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list.  Any remaining stocks that are current SX5E components are added to the selection list.  The stocks on the selection list are ranked by free-float market capitalization.  In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components.  Any remaining current components of the SX5E ranked between 41 and 60 are added as index components.  If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The divisor of the aforementioned formula is adjusted to maintain the continuity of the SX5E value across changes due to corporate actions such as the issuance of dividends, the occurrence of stock splits, stock repurchase by the issuer and other reasons.

License Agreement with STOXX Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as “STOXX Limited”).  STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes.  STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in structured products generally or in the notes particularly, or the ability of the SX5E to track general stock market performance.  STOXX Limited has no relationship to us other than the licensing of the SX5E and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to us or the notes.  STOXX Limited has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the SX5E.  STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  STOXX Limited has no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN.  STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN.  STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

STOXX Limited and Dow Jones have no relationship to HSBC, other than the licensing of the SX5E and the related trademarks for use in connection with the notes.

STOXX Limited and Dow Jones do not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other notes.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the notes. Specifically,

•	STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	The accuracy or completeness of the SX5E and its data;

•	The merchantability and the fitness for a particular purpose or use of the SX5E and its data;

•	STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the SX5E and its data;

•
Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and us is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

THE SX5E IS PROPRIETARY AND COPYRIGHTED MATERIAL.  THE SX5E AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSES OR PROMOTES THE NOTES BASED ON THE SX5E.

Historical Performance of SX5E

The following graph sets forth the historical performance of the SX5E based on the weekly historical closing levels from January 3, 2004 through February 16, 2009.  The closing level for the SX5E on February 16, 2009 was 2,193.64. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the SX5E will result in the return of any of your initial investment.

The FTSE™ 100 Index (“UKX”)

We have derived all information regarding the UKX, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by FTSE, a company owned equally by the London Stock Exchange (the “LSE”) and The Financial Times Limited (“FT”), in association with the Institute and the Faculty of Actuaries. FTSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the UKX at any time. We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

FTSE publishes the UKX

The UKX is an index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the “LSE”) and The Financial Times Limited (“FT”), in association with the Institute and the Faculty of Actuaries.  The UKX measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE.  Publication of the UKX began in February 1984.

The UKX is calculated by (i) multiplying the per share price of each stock included in the UKX by the number of outstanding shares, (ii) calculating the sum of all these products (such sum referred to hereinafter as the “FTSE Aggregate Market Value”) as of the starting date of the UKX, (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the FTSE Aggregate Market Value on the base date of the UKX and which can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting the UKX and (iv) multiplying the result by 1,000.  Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire UKX than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the UKX (the “UKX Underlying Stocks”) were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days.  The UKX Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value.  A list of the issuers of the UKX Underlying Stocks is available from FTSE.  The UKX is reviewed quarterly by an Index Steering Committee of the LSE in order to maintain continuity in the level.  The UKX Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Index Steering Committee, to be a viable component of the UKX.  To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization.

License Agreement with UKX

We have entered into a non-exclusive license agreement with FTSE, whereby we and our affiliates and subsidiary companies and certain of our affiliates, in exchange for a fee, will be permitted to use the UKX, which is owned and published by FTSE, in connection with certain products, including the notes.

Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in structured products generally or in the notes particularly, or the ability of the UKX to track general stock market performance.  FTSE, the LSE, and FT’s only relationship with us is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to us or the notes.  FTSE, the LSE and FT have no obligation to take the needs of us or the holders of the notes into consideration in determining, composing or calculating the UKX Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes.  Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the notes.

The notes are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the UKX and/or the figure at which the said Component stands at any particular time on any particular day or otherwise.  The UKX is compiled and calculated by FTSE.  However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the UKX and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

“FTSE®”, “FT-SE®” and “Footsie®” are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license.  “All-World”, “All-Share” and “All-Small” are trade marks of FTSE International Limited.

Historical Performance of UKX

The following graph sets forth the historical performance of the UKX based on the weekly historical closing levels from January 2, 2004 through February 16, 2009.  The closing level for the UKX on February 16, 2009 was 4,134.75. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the UKX should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the UKX will result in the return of any of your initial investment.

The Tokyo Stock Price Index (“TPX”)

We have derived all information relating to the TPX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, the Tokyo Stock Exchange, Inc. (the “TSE”).  TSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the TPX at any time.

TSE publishes the TPX.

The TPX was developed by the TSE. The TSE is responsible for calculating and maintaining the TPX, and can add, delete or substitute the stocks underlying the TPX or make other methodological changes that could change the value of the TPX. Publication of the TPX began on July 1, 1969, with a base point of 100 as of the base date of January 4, 1968.

Calculation of the TPX

The TPX is not expressed in Japanese yen, but is presented in terms of points (as a decimal figure) rounded off to the nearest one-hundredth. The TPX is calculated as (1) the quotient of (a) the current free float-adjusted market value, which is the sum of the products of the price of each component stock and the number of free float-adjusted shares of each such component stock (the “TOPIX Current Market Value”) divided by (b) the base market value (the “TOPIX Base Market Value”), times (2) the base point of 100. If trading in a TPX component is suspended, for the purposes of index calculation, it is regarded as having no change in its share price.

The number of free float-adjusted shares at the time of the index calculation is the number of common shares listed on the First Section of the TSE at the same instance multiplied by the free float weight. The free float weight reflects the weight of listed shares deemed to be available for trading and is calculated by the TSE for each listed company for purposes of index calculation, and is determined on the basis of securities reports regulated by the Securities and Exchange Law of Japan and publicly available documents issued by the listed companies themselves. In determining the free float weight, the TSE deems the following shares as non-free float shares: shares held by the top 10 major shareholders (subject to certain exceptions), treasury stocks (including certain cross-shareholdings), shares held by the boards of directors of the relevant company and other shares TSE deems not available for trading in the market. In the case of some companies with low liquidity, the TSE may adjust their free float downwards by applying a “liquidity factor”.

The free float weight assigned to each listed company is reviewed annually, with timings that vary according to the settlement terms of each such listed company. Free float weights may also be subject to extraordinary review in the case of certain corporate actions ( e.g. , allocation of new shares, strategic exercise of preferred shares or equity warrants, spin-offs, mergers, take-overs) and for other reasons the TSE believes appropriate.

In order to maintain continuity, the TOPIX Base Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TPX. Such factors include, without limitation: new listings; delistings; new share issues either through public offerings or through rights offerings to shareholders; issuance of shares as a consequence of exercise of convertible bonds or warrants; and transfer of listed securities to the First Section of the TSE from the Second Section or Mothers or to the Second Section or Mothers from the First Section of the TSE.

Following any such adjustments, the new TOPIX Base Market Value will be equal to the quotient of (A) the product of (1) the old TOPIX Base Market Value, times (2) the sum of the free-float adjusted market value on the adjustment date plus the adjustment amount, and (B) the free-float adjusted market value on the adjustment date. The adjustment amount is the amount (whether positive or negative) that is equal to the product of the change (whether positive or negative) in the number of shares for index calculation times the appropriate price used for adjustment.

The TOPIX Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the TOPIX Current Market Value or any stock underlying the TPX, the TOPIX Base Market Value is adjusted in such a way that the new value of the TPX will equal the level of the TPX immediately prior to such change.

No adjustment is made to the TOPIX Base Market Value in the case of events such as stock splits and decreases in paid in capital which theoretically do not affect market value. In such cases, the new stock price multiplied by the increased (or decreased) number of shares is the same as the old stock price multiplied by the old number of shares and no adjustment is thought necessary.

Additional information on the TPX is available on the following website: http://www.tse.or.jp

Computation of the TPX

The TPX is a free float-adjusted market-capitalization weighted index comprised of all domestic common stocks listed on the First Section of the TSE.

Additions to the component stocks can occur (1) as a result of transfers from the TSE Second Section and the Mothers market of the TSE, with such changes taking effect one business day before the last business day of the next month of transfer; (2) through the new listing of a company by an initial public offering or via another stock exchange, with such changes taking effect one business day before the last business day of the next month of listing; or (3) through the new listing of a parent company created through a stock swap or a merger, with such changes taking effect one business day before the listing. Deletions of constituents are conducted due to (1) de-listing due to a stock-swap or merger when the surviving company re-lists with the TSE, with such changes taking effect one business day before listing of newly established company; (2) de-listing of company for any other reason, with such change taking effect one business day before de-listing; or (3) transfers of the listing to the Second Section of the TSE.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the TPX and a TPX component’s market value.

License Agreement with TSE:

We have entered into a non-exclusive license agreement with the Tokyo Stock Exchange, Inc. whereby we, in exchange for a fee, are permitted to use the TPX in connection with certain securities, including the notes. We are not affiliated with the Tokyo Stock Exchange, Inc.; the only relationship between the Tokyo Stock Exchange, Inc. and us is any licensing of the use of the TOPIX indices and trademarks relating to them.

The license agreement between the Tokyo Stock Exchange, Inc. and HSBC provides that the following disclaimer must be set forth herein:

(i)      The TOPIX Index Value and the TOPIX Index Marks are subject to the rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TPX such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Index Marks.

(ii)      The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Index Marks or cease the use thereof.

(iii)                 The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Index Marks or as to the figure at which the TOPIX Index Value stands on any particular day.

 (iv)                 The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.

 (v)                 No notes are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc.

 (vi)                 The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the notes or an advice on investments to any purchaser of the notes or to the public.

 (vii)                 The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the notes for calculation of the TOPIX Index Value.

 (viii)                 Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the notes.”

Historical Performance of TPX

The following graph sets forth the historical performance of the TPX based on the weekly historical closing levels from January 2, 2004 through February 16, 2009.  The closing level for the TPX on February 16, 2009 was 770.10. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

]

Certain ERISA Considerations

We urge you to read “Certain ERISA Considerations” in the prospectus supplement.

An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), including individual retirement accounts, individual retirement annuities or Keogh plans, a governmental  or other plan subject to any laws, rules or regulations substantially similar to Section 406 of ERISA or Section 4975 of the Code or any entity the assets of which are deemed to be “plan assets” for purposes of ERISA, Section 4975 of the Code or otherwise, will be permitted to purchase, hold and dispose of the notes, subject to certain conditions.  Such investors should carefully review the discussion under “Certain ERISA Considerations” in the prospectus supplement.

Supplemental Plan of Distribution

J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that would not exceed $10 per $1,000 face amount of notes.